09059630

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

BB 3/11

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66213

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Palm Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 E. Jackson St., Suite 2450
(No. and Street)

Tampa (City) FL (State) 33602 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EMANUEL XENICK 813-226-2800 x226
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kirkland, Russ, Murphy & Tapp, PA
(Name – *if individual, state last, first, middle name*)

13577 Feather Sound Dr., Suite 400 Clearwater, FL 33762
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section
MAR 02 2009
Washington, DC
106

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SM

OATH OR AFFIRMATION

I, Emanuel Xenick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Palm Securities, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

CHRISTOPHER BLAZE
MY COMMISSION # DD 676015
EXPIRES: May 20, 2011
Bonded Thru Notary Public Underwriters

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PALM SECURITIES, LLC

Contents

KIRKLAND, RUSS, MURPHY & TAPP
CERTIFIED PUBLIC ACCOUNTANTS

Jack W. Kirkland, Jr.
Andrew J. Russ
Bruce H. Murphy
William G. Tapp
Paul C. Dunham
Steven W. Grove
Daniel J. Johnson
Cindy Alvear Mull
Laura Krueger Brock
Linda S. Harding

A Professional Association

Independent Auditors' Report

To the Member
Palm Securities, LLC:

We have audited the accompanying statement of financial condition of Palm Securities, LLC (the Company) as of December 31, 2008, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Palm Securities, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kirkland, Russ, Murphy & Tapp, P.A.

February 27, 2009
Clearwater, Florida

13577 Feather Sound Drive, Suite 400, Clearwater, FL 33762-5539 ▪ Tel - 727.572.1400 – 813.879.1400 ▪ Fax - 727.571.1933 ▪ www.KRMTCPA.com

PALM SECURITIES, LLC

Statement of Financial Condition

December 31, 2008

Assets

Cash and cash equivalents	$	7,371
Deposits		1,205
Goodwill		45,600
	$	54,176

Liabilities and Member's Equity

Accrued expenses	$	1,224
Member's equity		52,952
	$	54,176

See accompanying independent auditors' report and notes to financial statements.

PALM SECURITIES, LLC

Statement of Operations

Year Ended December 31, 2008

Revenue	$	-
Operating expenses:		
Administrative expense		1,750
Licenses and permits		2,128
Professional fees		2,893
Training		549
Total operating expenses		7,320
Net loss	$	(7,320)

See accompanying independent auditors' report and notes to financial statements.

PALM SECURITIES, LLC

Statement of Changes in Member's Equity

Year Ended December 31, 2008

Beginning member's equity	$	7,554
Distribution to former member		(7,554)
Required initial capital contributions, new member		81,272
Capital contribution receivable		(21,000)
Net loss		(7,320)
Ending member's equity	$	52,952

See accompanying independent auditors' report and notes to financial statements.

PALM SECURITIES, LLC

Statement of Cash Flows

Year Ended December 31, 2008

Cash flows from operating activities:		
Net loss	$	(7,320)
Adjustments to reconcile net loss to net cash provided by operating activities:		
(Decrease) in cash resulting from changes in:		
Deposits		(1,010)
Accrued expenses		(3,776)
Net cash used in operating activities		(12,106)
Cash flows used in investing activities:		
Goodwill from redemption of former member's interest		(45,600)
Cash flows provided by financing activities:		
Contributions by new member		60,272
Redemption of former member's interest		(7,554)
Net cash provided by financing activites		52,718
Net decrease in cash and cash equivalents		(4,988)
Cash and cash equivalents, beginning of year		12,359
Cash and cash equivalents, end of year	$	7,371

(1) Nature of Business

Palm Securities, LLC (Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Florida limited liability company, formed on July 3, 2003. The Company's business primarily consists of assisting entities in obtaining financing and assisting in merger and acquisition transactions. In May 2008, the former 100% member of the Company, Beach Capital LLC sold its entire interest to LCG Capital Holdings, LLC (LCG).

This purchase resulted in a change in control of the Company. The excess purchase price over the carrying value of the assets was recorded to goodwill. The purchase price was $53,154 allocated as follows:

Goodwill	$	45,600
Cash and cash equivalents		7,359
Deposits		195
	$	53,154

The Company entered into an operating agreement with LCG on January 10, 2008. This agreement called for initial capital contributions of $81,272 of which $21,000 has not been paid as of December 31, 2008.

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

The Company considers all investments with an original maturity date of three months or less to be cash equivalents.

(b) Revenue Recognition

The Company recognizes revenue from commissions and fees it earns upon the completion of its responsibilities related to the transaction and the closing of the transaction.

(c) Use of Estimates

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

(2) Summary of Significant Accounting Policies - Continued

(d) Income Taxes

The Company is treated as a disregarded entity for income tax purposes. Accordingly, no income taxes or tax benefits are recorded by the Company since such taxes or tax benefits associated with the Company's operations are reported by the member on its income tax return.

(e) Goodwill

Goodwill was recorded in connection with the 100% change in control of the Company as the excess purchase price over the fair value of the net assets acquired. Goodwill is not amortized, but tested for recoverability annually or more frequently if indicators of possible impairment exist. The Company would recognize an impairment loss if the carrying value of the assets exceeds the fair value determination. As of December 31, 2008, the Company determined that there was no impairment of goodwill in accordance with Financial Accounting Standards Board Statement No. 142, *Goodwill and Other Intangible Assets.*

(3) Cash Deposit

The Company maintains a cash deposit with FINRA to facilitate direct payments of certain expenses related to the Company's operations as a broker-dealer.

(4) Concentration of Credit Risk

The Company maintains its cash accounts with an insured banking institution. Total cash balances generally do not exceed amounts insured by the Federal Deposit Insurance Corporation at any given time.

Management assesses the financial stability of its customers to limit its credit risk. The Company does not require collateral or other security to support customer receivables.

(5) Related Party Transactions

Effective May 15, 2008, the Company entered into an Administrative Expense Agreement (Agreement) with LCG. The Agreement, as amended, sets forth the arrangement whereby in return for a monthly fee of $250, LCG will provide the Company with various administrative, operating, and other general overhead services and resources, including bookkeeping services. The monthly fee commenced in June 2008. Administrative expenses were $1,750 for the year ended December 31, 2008. $750 was unpaid at December 31, 2008 and has been included in accrued expenses on the accompanying statement of financial condition. This agreement expires 12 months from the month following the first payment, which was September 2008, unless parties agree to extend the term.

(6) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and a specified ratio of aggregate indebtedness to regulatory net capital, which as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had regulatory net capital and a regulatory net capital requirement of $6,147 and $5,000, respectively. The Company's aggregate indebtedness to net capital ratio was .20 to 1.

PALM SECURITIES, LLC

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2008

Net capital		
Total member's equity	$	52,952
Deductions:		
Non-allowable assets:		
Deposits		(1,205)
Goodwill		(45,600)
Net capital	$	6,147
Aggregate indebtedness		
Total aggregate indebtedness - accrued expenses	$	1,224
Computation of basic net capital requirement		
Minimum net capital required based on aggregate indebtedness	$	81
Minimum net capital required	$	5,000
Excess net capital	$	1,147
Ratio of aggregate indebtedness to net capital		0.20

See accompanying independent auditors' report.

PALM SECURITIES, LLC

Reconciliation Pursuant to Rule 17a-5(d)(4) of the Securities and Exchange Commission

As of December 31, 2008

No material differences exist between the computation on the previous page and the computation included in the Company's corresponding unaudited Form X-17A-5, Part IIA filing.

PALM SECURITIES, LLC

Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Under 15c3-3 of the Securities and Exchange Commission

As of December 31, 2008

The Company is exempt from Rule 15c3-3 pursuant to subparagraphs k(2)(i) and (k)(1) of the Rule.

See accompanying independent auditors' report.

KIRKLAND, RUSS, MURPHY & TAPP
CERTIFIED PUBLIC ACCOUNTANTS

Jack W. Kirkland, Jr.
Andrew J. Russ
Bruce H. Murphy
William G. Tapp
Paul C. Dunham
Steven W. Grove
Daniel J. Johnson
Cindy Alvear Mull
Laura Krueger Brock
Linda S. Harding

A Professional Association

Report of Independent Auditors on
Internal Control Structure Required by SEC Rule 17a-5

To the Member
Palm Securities, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of Palm Securities, LLC (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

13577 Feather Sound Drive, Suite 400, Clearwater, FL 33762-5539 ▪ Tel - 727.572.1400 – 813.879.1400 ▪ Fax - 727.571.1933 ▪ www.KRMTCPA.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may also become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Palm Securities, LLC as of and for the year ended December 31, 2008, and this report does not affect our report thereon dated February 27, 2009:

- The purchase accounting related to the change in ownership was not properly recorded in the Company's accounting records during 2008
- The initial capital contributions required by the Operating Agreement between the Company and LCG Capital Holdings, LLC (LCG) were not properly recorded
- The quarterly Focus reports filed during 2008 did not include any adjustments related to the above transactions

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives, except as noted in the paragraph above.

This report is intended solely for the information and use of the Company's Member, management, FINRA, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kirkland, Russ, Murphy & Tapp, P.A.

February 27, 2009
Clearwater, Florida

PALM SECURITIES, LLC

Financial Statements
and Supplemental Schedules

December 31, 2008
(With Independent Auditors' Report Thereon)